UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Infrastructure and Energy Alternatives, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

45686J104
(CUSIP Number)

Todd E. Molz General Counsel, Chief Administrative Officer & Managing Director Oaktree Capital Group, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071 (213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45686J104	SCHEDULE 13D	Page 2 of 28

1	NAME OF REPORTING PERSON Infrastructure and Energy Alternatives, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,177,131*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 17,177,131*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,177,131*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0%
14	TYPE OF REPORTING PERSON OO

*In its capacity as the direct beneficial owner of 17,177,131 shares of common stock of the Issuer.

CUSIP No. 45686J104	SCHEDULE 13D	Page 3 of 28

1	NAME OF REPORTING PERSON OT POF IEA Preferred B Aggregator, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,018,374*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,018,374*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,018,374*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON PN

*In its capacity as the direct beneficial owner of warrants exercisable for 1,018,374 shares of common stock of the Issuer.

CUSIP No. 45686J104	SCHEDULE 13D	Page 4 of 28

1	NAME OF REPORTING PERSON OT POF IEA Preferred B Aggregator GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,018,374*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,018,374*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,018,374*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON OO

*Solely in its capacity as the general partner of OT POF IEA Preferred B Aggregator, L.P.

CUSIP No. 45686J104	SCHEDULE 13D	Page 5 of 28

1	NAME OF REPORTING PERSON Oaktree Power Opportunities Fund III Delaware, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,195,505*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 18,195,505*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,195,505*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.4%
14	TYPE OF REPORTING PERSON PN

*Solely in its capacity as the controlling equityholder of Infrastructure and Energy Alternatives, LLC and the managing member of OT POF IEA Preferred B Aggregator GP, LLC.

CUSIP No. 45686J104	SCHEDULE 13D	Page 6 of 28

1	NAME OF REPORTING PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,195,505*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 18,195,505*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,195,505*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.4%
14	TYPE OF REPORTING PERSON OO

*Solely in its capacity as the general partner of Oaktree Power Opportunities Fund III Delaware, L.P.

CUSIP No. 45686J104	SCHEDULE 13D	Page 7 of 28

1	NAME OF REPORTING PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,195,505*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 18,195,505*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,195,505*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.4%
14	TYPE OF REPORTING PERSON PN

*Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 45686J104	SCHEDULE 13D	Page 8 of 28

1	NAME OF REPORTING PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,195,505*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 18,195,505*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,195,505*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.4%
14	TYPE OF REPORTING PERSON PN

*Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 45686J104	SCHEDULE 13D	Page 9 of 28

1	NAME OF REPORTING PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,195,505*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 18,195,505*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,195,505*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.4%
14	TYPE OF REPORTING PERSON OO

*Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 45686J104	SCHEDULE 13D	Page 10 of 28

1	NAME OF REPORTING PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,195,505*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 18,195,505*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,195,505*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.4%
14	TYPE OF REPORTING PERSON OO

*Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 45686J104	SCHEDULE 13D	Page 11 of 28

1	NAME OF REPORTING PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,242,409*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 18,242,409*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,242,409*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.5%
14	TYPE OF REPORTING PERSON OO

*Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 45686J104	SCHEDULE 13D	Page 12 of 28

1	NAME OF REPORTING PERSON Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,904*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 46,904*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,904*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN
*Solely in its capacity as managing member of OCM FIE, LLC.

CUSIP No. 45686J104	SCHEDULE 13D	Page 13 of 28

1	NAME OF REPORTING PERSON Oaktree Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,904*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 46,904*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,904*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO
*Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. 45686J104	SCHEDULE 13D	Page 14 of 28

1	NAME OF REPORTING PERSON Atlas OCM Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,904*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 46,904*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,904*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO
*Solely in its capacity as the sole managing member of Oaktree Capital Management GP, LLC.

CUSIP No. 45686J104	SCHEDULE 13D	Page 15 of 28

1	NAME OF REPORTING PERSON OCM FIE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,904*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 46,904*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,904*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO
*Solely pursuant to the policies of OCM and by virtue of the securities held by Messrs. Peter Jonna, a member of the Issuer’s board of directors, and Ian Schapiro, a former member of the Issuer’s board of directors.

CUSIP No. 45686J104	SCHEDULE 13D	Page 16 of 28

1	NAME OF REPORTING PERSON Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,242,409*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 18,242,409*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,242,409*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.5%
14	TYPE OF REPORTING PERSON HC
*Solely in its capacity as the indirect owner of the class A units of each of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC.

CUSIP No. 45686J104	SCHEDULE 13D	Page 17 of 28

1	NAME OF REPORTING PERSON Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,242,409*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 18,242,409*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,242,409*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.5%
14	TYPE OF REPORTING PERSON HC
*Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Asset Management, Inc.

CUSIP No. 45686J104	SCHEDULE 13D	Page 18 of 28

This Amendment No. 8 (“Amendment No. 8”) to Schedule 13D amends and supplements Amendment No. 1 to Schedule 13D (“Amendment No. 1”), filed on January 22, 2019, Amendment No. 2 to Schedule 13D (“Amendment No. 2”), filed on May 29, 2019, Amendment No. 3 to Schedule 13D (“Amendment No. 3”), filed on August 16, 2019, Amendment No. 4 to Schedule 13D (“Amendment No. 4”), filed on October 10, 2019, Amendment No. 5 to Schedule 13D (“Amendment No. 5”), filed on November 1, 2019, Amendment No. 6 (“Amendment No. 6”), filed on November 18, 2019 and Amendment No. 7 (“Amendment No. 7”), filed on January 23, 2020, each of which amended and supplemented the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on April 5, 2018 (together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, the “Schedule 13D”), relating to Infrastructure and Energy Alternatives, Inc. (the “Issuer”).

As further described in Item 6 below, the Reporting Persons are party to certain agreements with Ares Special Situations Fund IV, L.P. and ASOF Holdings I, L.P. (the “Ares Entities”).  As a result, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Ares Entities.  The Reporting Persons expressly disclaim any membership in a group with the Ares Entities.  It is the understanding of the Reporting Persons that the Ares Entities are filing a separate Schedule 13D with respect to the shares of Common Stock beneficially owned by the Ares Entities.  The beneficial ownership of the Reporting Persons does not include any shares of Common Stock that may be beneficially owned by any of the Ares Entities, and the Reporting Persons disclaim beneficial ownership over such shares.
Item 2. Identity and Background.
Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) - (c), (f)

This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

(i)	Infrastructure and Energy Alternatives, LLC, a Delaware limited liability company (“Seller”), whose principal business is to hold the Subject Shares;

(ii)	OT POF IEA Preferred B Aggregator, L.P., a Delaware limited partnership (“Aggregator LP”), whose principal business is to hold the Subject Shares;

(iii)
OT POF IEA Preferred B Aggregator GP, LLC, a Delaware limited liability company (“Aggregator GP”), whose principal business is to serve as, and perform the functions of the managing member of Aggregator LP;

(iv)
Oaktree Power Opportunities Fund III Delaware, L.P., a Delaware limited partnership (“Oaktree”), whose principal business is to (i) make investments in accordance with its established purpose and other applicable terms of its limited partnership agreement and (ii) serve as, and perform the functions of, the manager, managing member, or general partner of certain special purpose investment entities, including Oaktree and Aggregator GP;

(v)
Oaktree Fund GP, LLC, a Delaware limited liability company (“GP”), whose principal business is to serve as, and perform the functions of, the manager, managing member or general partner of certain special purpose investment entities, including Oaktree;

(vi)
Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds and (ii) to act as the sole shareholder of certain controlling entities of certain investment funds;

(vii)	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I;

(viii)
OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I and to hold limited partnership interests in Capital I;

CUSIP No. 45686J104	SCHEDULE 13D	Page 19 of 28

(ix)	Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings LLC”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I;

(x)
Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts;

(xi)	Oaktree Capital Management, L.P. (“Management”), a Delaware limited partnership, whose principal business is to provide investment advisory services to investment funds and accounts;

(xii)	Oaktree Capital Management GP, LLC, a Delaware limited liability company (“Management GP”), in its capacity as the general partner of Management;

(xiii)	Atlas OCM Holdings, LLC, a Delaware limited liability company (“Atlas”), in its capacity as the sole managing member of Management GP;

(xiv)	OCM FIE, LLC (“FIE”), whose principal business is to act as a holding company of economic interests;

(xv)	Brookfield Asset Management Inc., a Canadian corporation (“BAM”), in its capacity as the indirect owner of the class A units of each of OCG and Atlas; and

(xvi)	Partners Limited, a Canadian corporation (“Partners”), in its capacity as the sole owner of Class B Limited Voting Shares of BAM.

Set forth in the attached Annex A is a listing of the directors, executive officers, investment managers, managers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and is incorporated by reference. Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.
Except as set forth in Schedule A, the principal business address of each of the Reporting Persons and each Covered Person is c/o Oaktree Capital Group, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.
(d)-(e)
During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a) and (b)
As of the date of this Amendment No. 8, the Reporting Persons beneficially owned that number of shares of Common Stock (the “Subject Shares”) set forth on the cover pages hereto, which information is incorporated herein by reference.  The aggregate percentage of shares of Common Stock reported as owned by each of OT POF IEA Preferred B Aggregator, L.P. (“Aggregator LP”) and OT POF IEA Preferred B Aggregator GP, LLC (“Aggregator GP”) is based on (i) the total shares outstanding and (ii) the 1,018,374 shares of Common Stock issuable upon exercise of the Warrants held by Aggregator LP. The aggregate percentage of shares of Common Stock reported as owned by Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”) is based on (i) the total shares outstanding, (ii) the 6,206,248 shares of Common Stock issuable upon conversion of the Series A Preferred Stock and (iii) the 657,383 shares of Common Stock issuable upon exercise of the Warrants held by Oaktree LLC.  The aggregate percentage of shares of Common Stock reported as owned by each of Oaktree Power Opportunities Fund III Delaware, L.P. (“Oaktree”), Oaktree Fund GP, LLC (“GP”), Oaktree Fund GP I, L.P. (“GP I”), Oaktree Capital I, L.P. (“Capital I”), OCM Holdings I, LLC (“Holdings I”), Oaktree Holdings, LLC (“Holdings LLC”) and Oaktree Capital Group, LLC (“OCG”) is based on (i) the total shares outstanding, (ii) the 1,018,374 shares of Common Stock issuable upon exercise of the Warrants held by Aggregator LP, (iii) the 657,383 shares of Common Stock issuable upon exercise of the Warrants held by Oaktree LLC and (iv) the 6,206,248 shares of Common Stock issuable upon conversion of

CUSIP No. 45686J104	SCHEDULE 13D	Page 20 of 28

the Series A Preferred Stock.  The aggregate percentage of shares of Common Stock reported as owned by each of Oaktree Capital Management, L.P. (“OCM”), Oaktree Capital Management GP LLC (“OCM GP LLC”), Atlas OCM Holdings LLC (“Atlas OCM LLC”) and OCM FIE, LLC (“FIE”) is based on the total shares outstanding.  In accordance with the Amended Series A Certificate, the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock (as defined below) is calculated by dividing (i) the Stated Value by (ii) the volume weighted average price (“VWAP”) per share of common stock for the 30 consecutive trading days ending on the trading day immediately preceding the conversion date. In the event the Series A Preferred Stock is converted following an uncured non-payment, failure or default event, or if a holder of Series A Preferred Stock is converting (i) when the terms of the Series B Preferred Stock or the Issuer’s existing senior credit agreement would prohibit the payment of cash dividends or (ii) when any shares of Series B Preferred Stock is outstanding, for the purposes of the foregoing calculation, VWAP per share will be multiplied by 90%. The “VWAP per share” is defined as the per share volume-weighted average price as reported by Bloomberg (as further described in the Amended Series A Certificate).

Oaktree LLC may be deemed to directly beneficially own 17,177,131 shares of Common Stock, which is 59.0% of the Issuer’s Common Stock outstanding, and has sole power to vote and dispose of such shares. Such shares of Common Stock includes (i) the 6,206,248 shares of Common Stock issuable upon conversion of the Series A Preferred Stock and (ii) the 657,383 shares of Common Stock issuable upon exercise of the Warrants held by Oaktree LLC.  In addition, as further described in Item 6, on November 14, 2019, pursuant to the Exchange Agreement (as defined below), the Issuer issued 19,123.87 shares of Series B-3 Preferred Stock to Oaktree LLC.  Such shares of Series B-3 Preferred Stock are not included in the number of shares set forth above because the conversion of the Series B-3 Preferred Stock is subject to material conditions (as further described in “Conversion into Common Stock in Connection with Certain Events” in Item 6 below) that are outside of the control of the Reporting Persons.

Aggregator LP may be deemed to directly beneficially own 1,018,374 shares of Common Stock comprised of shares issuable upon exercise of the Warrants held by Aggregator LP, which is 4.6% of the Issuer’s Common Stock outstanding, and has sole power to vote and dispose of such shares upon exercise of such Warrants.  Aggregator LP also owns shares of Series B-1 Preferred Stock.  Such shares of Series B-1 Preferred Stock are not included in the number of shares set forth in the preceding sentence because the conversion of the Series B-1 Preferred Stock is subject to material conditions that are outside of the control of the Reporting Persons.  As further described in Item 6 below, pursuant to the terms of the Tranche 2 Equity Commitment Agreement (as defined below), Aggregator LP has committed to purchase (i) up to 7,500 shares of Series B-3 Preferred Stock and approximately 257,812 Warrants, subject to the satisfaction of certain material conditions and (ii) up to an additional 7,500 shares of Series B-3 Preferred Stock and approximately 257,812 Warrants, to the extent the shares of Series B-3 Preferred Stock and corresponding Warrants are not purchased by the Issuer’s common stockholders in the Rights Offering (as defined below) (or if the proceeds from the Rights Offering are not used to repay the Issuer’s term loan).  Such shares of Series B-3 Preferred Stock issuable pursuant to the terms of the Tranche 2 Equity Commitment Agreement are not included in the number of shares set forth in the preceding sentence because the issuance of the Series B-3 Preferred Stock to Aggregator LP has not occurred and the conversion of the Series B-3 Preferred Stock is subject to material conditions that are outside of the control of the Reporting Persons.  The shares of Common Stock underlying such Warrants are not included in the number of shares set forth in the preceding sentence because the issuance of the Warrants has not occurred and such issuance pursuant to the Tranche 2 Equity Commitment Agreement is subject to material conditions outside of the control of the Reporting Persons.

Aggregator GP, in its capacity as the general partner of Aggregator LP has the ability to direct the management of Aggregator LP’s business, including the power to direct the decisions of Aggregator LP regarding the vote and disposition of securities held by Aggregator LP, therefore, Aggregator GP may be deemed to have indirect beneficial ownership of the Subject Shares held by Aggregator LP.

Oaktree, in its capacity as the managing member of Oaktree LLC, has the ability to direct the management of Oaktree LLC’s business, including the power to direct the decisions of Oaktree LLC regarding the vote and disposition of securities held by Oaktree LLC; therefore, Oaktree may be deemed to have indirect beneficial ownership of the Subject Shares held by Oaktree LLC. Pursuant to the Third Amended and Restated Investor Rights Agreement, each of Oaktree LLC and any affiliated transferee thereof has granted a power of attorney to vote such person’s shares of Common Stock and to act on such person’s behalf under the Third Amended and Restated Investor Rights Agreement. Additionally, Oaktree, in its capacity as the managing member of Aggregator GP, has the ability to direct the management of Aggregator GP’s business, including the power to direct the decisions of Aggregator GP regarding the vote and disposition of securities held by Aggregator LP; therefore, Oaktree may be deemed to have indirect beneficial ownership of the Subject Shares held by Aggregator LP.

CUSIP No. 45686J104	SCHEDULE 13D	Page 21 of 28

GP, in its capacity as general partner of Oaktree, has the ability to direct the management of Oaktree’s business, including the power to direct the decisions of Oaktree regarding the vote and disposition of securities held by Oaktree LLC and/or Aggregator LP; therefore, GP may be deemed to have indirect beneficial ownership of the Subject Shares.

GP I, in its capacity as the managing member of GP, has the ability to direct the management of GP’s business, including the power to direct the decisions of GP regarding the vote and disposition of securities held by Oaktree LLC and/or Aggregator LP, therefore, GP I may be deemed to have indirect beneficial ownership of the Subject Shares.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by Oaktree LLC and/or Aggregator LP; therefore, Capital I may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by Oaktree LLC and/or Aggregator LP; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings LLC, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holdings I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by Oaktree LLC and/or Aggregator LP; therefore, Holdings LLC may be deemed to have indirect beneficial ownership of the Subject Shares.

OCG, in its capacity as the managing member of Holdings LLC, has the ability to direct the management of Holdings LLC’s business, including the power to direct the decisions of Holdings LLC regarding the vote and disposition of securities held by Oaktree LLC and/or Aggregator LP; therefore, OCG may be deemed to have indirect beneficial ownership of the Subject Shares.

Pursuant to the policies of OCM, Messrs. Schapiro and Jonna hold their securities for the benefit of FIE.  OCM is the managing member of FIE; OCM GP LLC is the general partner of OCM and has the power to direct the management of OCM including its decisions with respect to such Subject Shares; Atlas OCM LLC is the sole managing member of OCM GP LLC and has the power to direct the management of OCM GP LLC including its decisions with respect to such Subject Shares; Atlas OCM LLC is managed by its ten member board of directors; therefore, FIE, OCM, OCM GP LLC and Atlas OCM LLC may be deemed to have indirect beneficial ownership of such Subject Shares.

With respect to the Subject Shares reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of Subject Shares which such Reporting Person may be deemed to beneficially own as set forth above.

Following the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated as of March 13, 2019, by and among OCG, Brookfield Asset Management, Inc. (“BAM”) and other parties thereto, as reported by OCG on a Current Report on Form 8-K, dated October 4, 2019, BAM and certain of its affiliates may be deemed to beneficially own certain Subject Shares reported herein as beneficially owned by OCG.  BAM disclaims beneficial ownership of any of the Subject Shares referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, except to the extent of its pecuniary interest therein.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than Oaktree LLC and Aggregator LP, that it is the beneficial owner of any of the Subject Shares referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than Oaktree LLC and Aggregator LP.

To the actual knowledge of the Reporting Persons, none of the Covered Persons directly owns any Subject Shares; provided, however, that because of each Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the Subject Shares beneficially owned by such Reporting Person. Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the Subject Shares reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

CUSIP No. 45686J104	SCHEDULE 13D	Page 22 of 28

(c) Except as otherwise set forth in the Schedule 13D, none of the Reporting Persons has effected any transactions related to the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer.

Item 6 is supplemented by adding the following disclosure after the last paragraph under “Tranche 2 Equity Commitment Agreement”:

On July 23, 2020, the Issuer, the Oaktree Entities and the Ares Entities entered into a Second Amendment to the Tranche 2 Equity Commitment Agreement (the “Amendment”).  The Amendment terminates Section 9.18 of the Tranche 2 Equity Commitment Agreement, which relates to the obligation of the Issuer to issue to the Backstop Parties (as defined in the Tranche 2 Equity Commitment Agreement), and the Backstop Parties to purchase from the Issuer, additional shares of Series B-3 Preferred Stock and Warrants pursuant to the 2020 Commitment (as defined in the Schedule 13D).  In connection with the Amendment, the Issuer is obligated to pay the Oaktree Entities (in the aggregate and not individually): (i) $262,500 in full satisfaction of the 2019 Commitment Fees (as defined in the Tranche 2 Equity Commitment Agreement) and (ii) $398,625 in full satisfaction of the 2020 Commitment Fees (as defined in the Tranche 2 Equity Commitment Agreement).  The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Amendment, a copy of which is filed as Exhibit 39 to the Schedule 13D and is incorporated by reference in its entirety into this Item 6.

Item 7. Materials to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1	Joint Filing Agreement, by and among the Reporting Persons, dated as of August 7, 2020.
Exhibit 2
Agreement and Plan of Merger, dated as of November 3, 2017, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Oaktree LLC’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.1 to the Issuer’s Amendment No.1 to its Current Report on Form 8-K filed November 8, 2017).

Exhibit 3
Amendment No. 1 to the Agreement and Plan of Merger, dated November 15, 2017, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Oaktree LLC’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed November 21, 2017).

Exhibit 4
Amendment No. 2 to the Agreement and Plan of Merger, dated December 27, 2017, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Oaktree LLC’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.3 to the Issuer’s Current Report on Form 8-K filed January 2, 2018).

Exhibit 5
Amendment No. 3 to the Agreement and Plan of Merger, dated January 9, 2018, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Oaktree LLC’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.4 to the Issuer’s Current Report on Form 8-K filed January 10, 2018).

Exhibit 6
Amendment No. 4 to the Agreement and Plan of Merger, dated February 7, 2018, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Oaktree LLC’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.5 to the Issuer’s Current Report on Form 8-K filed February 9, 2018).

CUSIP No. 45686J104	SCHEDULE 13D	Page 23 of 28

Exhibit 7
Amendment No. 5 to the Agreement and Plan of Merger, dated March 8, 2018, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Oaktree LLC’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.6 to the Issuer’s Current Report on Form 8-K filed March 8, 2018).

Exhibit 8
Waiver, Consent and Agreement to Forfeit Founder Shares, dated as of March 20, 2018, by and among IEA Energy Services LLC, Infrastructure and Energy Alternatives, LLC, Oaktree Power Opportunities Fund III Delaware, L.P., M III Acquisition Corp., Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, M III Sponsor I LLC and M III Sponsor I LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed March 20, 2018).

Exhibit 9
Founder Shares Amendment Agreement, dated as of March 26, 2018, by and among M III Sponsor I LLC, M III Sponsor I LP, M III Acquisition Corp. and Infrastructure and Energy Alternatives, LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed March 29, 2018).

Exhibit 10
Registration Rights Agreement dated as of March 26, 2018 by and among Infrastructure and Energy Alternatives, Inc., Oaktree LLC, M III Sponsor I LLC and M III Sponsor I LP, Cantor Fitzgerald & Co., Mr. Osbert Hood and Mr. Philip Marber (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed March 29, 2018).

Exhibit 11
Certificate of Designations of Series A Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed March 29, 2018).

Exhibit 12
Investor Rights Agreement, dated as of March 26, 2018, (i) by and among Infrastructure and Energy Alternatives, Inc., M III Sponsor I LLC and any other Sponsor Affiliated Transferees who become a party to the agreement; and (ii) Infrastructure and Energy Alternatives, Inc. Infrastructure and Energy Alternatives, LLC, any other Seller Affiliated Transferees who become a party to the agreement and Oaktree Power Opportunities Fund III Delaware, L.P., in its capacity as the representatives of the Selling Stockholders (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed March 29, 2018).

Exhibit 13
First Amendment to Amended and Restated Registration Rights Agreement, dated as of June 6, 2018, by and between Infrastructure and Energy Alternatives, Inc. and Infrastructure and Energy Alternatives, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed June 7, 2018).

Exhibit 14
Amended and Restated Founder Shares Amendment Agreement, dated as of June 6, 2018, by and among Infrastructure and Energy Alternatives, Inc., M III Sponsor I LLC, M III Sponsor I LP, Infrastructure and Energy Alternatives, LLC and Messrs. Hood and Marber (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed June 7, 2018.)

Exhibit 15
Equity Commitment Agreement, dated as of May 14, 2019, by and among Infrastructure and Energy Alternatives Inc., the Commitment Parties thereto, and Oaktree Power Opportunities Fund III Delaware, L.P., solely for limited purposes (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 10-Q filed on May 15, 2019).

Exhibit 16
Amended and Restated Equity Commitment Agreement, dated May 20, 2019, by and among Infrastructure and Energy Alternatives, Inc., and the commitment parties party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

Exhibit 17
Warrant Agreement, dated May 20, 2019, by and among Infrastructure and Energy Alternatives, Inc. and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

Exhibit 18
Second Amendment to Amended and Restated Registration Rights Agreement, dated as of May 20, 2019, by and among Infrastructure and Energy Alternatives, Inc., Infrastructure and Energy Alternatives, LLC, Ares Special Situations Fund IV, L.P. and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

Exhibit 19
Certificate of Designations of Series B Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

Exhibit 20
Amended and Restated Investor Rights Agreement, dated as of May 20, 2019, by and among Infrastructure and Energy Alternatives, Inc., M III Sponsor I LLC, Infrastructure and Energy Alternatives, LLC and Oaktree Power Opportunities Fund III Delaware, L.P.  (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

CUSIP No. 45686J104	SCHEDULE 13D	Page 24 of 28

Exhibit 21
Amended and Restated Certificate of Designations of Series A Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

Exhibit 22
Equity Commitment Agreement, dated August 13, 2019, by and among Infrastructure and Energy Alternatives, Inc., the Commitment Parties party thereto and Oaktree Power Opportunities Fund III Delaware, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 10-Q filed on August 14, 2019).

Exhibit 23
Second Amended and Restated Investor Rights Agreement, dated as of August 30, 2019, by and among Infrastructure and Energy Alternatives, Inc., M III Sponsor I LLC, Infrastructure and Energy Alternatives, LLC and Oaktree Power Opportunities Fund III Delaware, L.P. (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed on August 30, 2019).

Exhibit 24
Equity Commitment Agreement, dated October 29, 2019, by and among Infrastructure and Energy Alternatives, Inc., the Commitment Parties party thereto, Oaktree Power Opportunities Fund III Delaware, L.P., Infrastructure and Energy Alternatives, LLC, and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on October 30, 2019).

Exhibit 25
Preferred Stock Exchange Agreement, dated October 29, 2019, by and among the Infrastructure and Energy Alternatives, Inc., Infrastructure and Energy Alternatives, LLC, Ares Special Situations Fund IV, L.P. and ASOF Holdings I, L.P., Oaktree Power Opportunities Fund III Delaware, L.P., and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on October 30, 2019).

Exhibit 26
Rights Offering Agreement, dated October 29, 2019, by and among Infrastructure and Energy Alternatives, Inc., Infrastructure and Energy Alternatives, LLC, Ares Special Situations Fund IV, L.P. and ASOF Holdings I, L.P., Oaktree Power Opportunities Fund III Delaware, L.P., and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed on October 30, 2019).

Exhibit 27
Voting Agreement, dated as of October 29, 2019, by and among Infrastructure and Energy Alternatives, Inc., Infrastructure and Energy Alternatives, LLC, OT POF IEA Preferred B Aggregator, L.P., M III Sponsor, Mohsin Y. Meghji, Mohsin Meghji 2016 Gift Trust and Charles Garner and M III Sponsor I LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed on October 30, 2019).

Exhibit 28
Indemnification Letter Agreement, dated as of October 29, 2019, by and among Infrastructure and Energy Alternatives, Inc., Oaktree Power Opportunities Fund III Delaware L.P., Infrastructure and Energy Alternatives, LLC and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed on October 30, 2019).

Exhibit 29
Certificate of Designations of Series B-3 Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed on November 15, 2019).

Exhibit 30
Second Amended and Restated Certificate of Designations of Series B-1 Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.2 to the Issuer’s Form 8-K filed on November 15, 2019).

Exhibit 31
Amended and Restated Certificate of Designations of Series B-2 Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.3 to the Issuer’s Form 8-K filed on November 15, 2019).

Exhibit 32
Investor Rights Agreement, dated November 14, 2019, by and among Infrastructure and Energy Alternatives, Inc., Ares Special Situations Fund IV, L.P., ASOF Holdings I, L.P., Infrastructure and Energy Alternatives, LLC and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on November 15, 2019).

Exhibit 33
Warrant Certificate, dated November 14, 2019, by and among Infrastructure and Energy Alternatives, Inc. and Ares Special Situations Fund IV, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on November 15, 2019).

Exhibit 34
Warrant Certificate, dated November 14, 2019, by and among Infrastructure and Energy Alternatives, Inc. and ASOF Holdings I, L.P. (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed on November 15, 2019).

Exhibit 35
Warrant Certificate, dated November 14, 2019, by and among Infrastructure and Energy Alternatives, Inc. and Infrastructure and Energy Alternatives, LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed on November 15, 2019).

Exhibit 36
Fourth Amendment to Amended and Restated Registration Rights Agreement, dated as of November 14, 2019, by and among Infrastructure and Energy Alternatives, Inc., OT POF IEA Preferred B Aggregator, L.P., Ares Special Situations Fund IV, L.P., ASOF Holdings I, L.P. and Infrastructure and Energy Alternatives, LLC (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed on November 15, 2019).

CUSIP No. 45686J104	SCHEDULE 13D	Page 25 of 28

Exhibit 37
First Amendment to Rights Offering Agreement, dated as of January 27, 2020, by and among Infrastructure and Energy Alternatives, Inc., Ares Special Situations Fund IV, L.P., ASOF Holdings I, L.P., Oaktree Power Opportunities Fund III Delaware, L.P., Infrastructure and Energy Alternatives, LLC and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed on January 27, 2020).

Exhibit 38
Third Amended and Restated Investor Rights Agreement, dated as of January 23, 2020, by and among Infrastructure and Energy Alternatives, Inc., M III Sponsor I LLC, Infrastructure and Energy Alternatives, LLC and Oaktree Power Opportunities Fund III Delaware, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on January 27, 2020).

Exhibit 39
Second Amendment to Equity Commitment Agreement, dated July 23, 2020, by and among Infrastructure and Energy Alternatives, Inc., the Commitment Parties party thereto, Oaktree Power Opportunities Fund III Delaware, L.P., Infrastructure and Energy Alternatives, LLC, and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on July 24, 2020).

CUSIP No. 45686J104	SCHEDULE 13D	Page 26 of 28

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2020

Infrastructure and Energy Alternatives, LLC

By:	/s/ Peter Jonna
Name: Peter Jonna Title: Authorized Signatory

OT POF IEA Preferred B Aggregator, L.P.

By:	OT POF IEA Preferred B Aggregator GP, LLC
Its:	General Partner

By:	Oaktree Power Opportunities Fund III Delaware, L.P.
Its:	Managing Member

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren Title: Authorized Signatory

OT POF IEA Preferred B Aggregator GP, LLC

By:	Oaktree Power Opportunities Fund III Delaware, L.P.
Its:	Managing Member

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren Title: Authorized Signatory

CUSIP No. 45686J104	SCHEDULE 13D	Page 27 of 28

Oaktree Power Opportunities Fund III Delaware, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren Title: Authorized Signatory

Oaktree Fund GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren Title: Authorized Signatory

Oaktree Fund GP I, L.P.

By:	/s/ Henry Orren
Name: Henry Orren Title: Authorized Signatory

Oaktree Capital I, L.P.

By:	/s/ Henry Orren
Name: Henry Orren Title: Vice President

OCM Holdings I, LLC

By:	/s/ Henry Orren
Name: Henry Orren Title: Vice President

Oaktree Holdings, LLC

By:	/s/ Henry Orren
Name: Henry Orren Title: Vice President

Oaktree Capital Group, LLC

By:	/s/ Henry Orren
Name: Henry Orren Title: Vice President

Oaktree Capital Management, L.P.

By:	/s/ Henry Orren
Name: Henry Orren Title: Vice President

CUSIP No. 45686J104	SCHEDULE 13D	Page 28 of 28

Oaktree Capital Management GP, LLC
By: Atlas OCM Holdings, LLC
Its: Managing Member

By: Oaktree New Holdings, LLC
Its: Member

By:	/s/ Henry Orren
Name: Henry Orren Title: Authorized Signatory

Atlas OCM Holdings, LLC
By: Oaktree New Holdings, LLC
Its: Member

By:	/s/ Henry Orren
Name: Henry Orren Title: Authorized Signatory

OCM FIE, LLC

By:	/s/ Henry Orren
Name: Henry Orren Title: Authorized Signatory

Brooklfield Asset Management Inc.

By:	/s/ Jessica Diab
Name: Jessica Diab Title: Vice President, Legal & Regulatory

Partners Limited

By:	/s/ Lisa Chu
Name: Lisa Chu Title: Treasurer

ANNEX A
Oaktree Capital Management, L.P.
The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc.
Oaktree Capital I, L.P.
The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.
Oaktree Fund GP I, L.P.
The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.
Oaktree Fund GP, LLC
The managing member of Oaktree Fund GP, LLC is Oaktree Fund GP I, L.P.
Oaktree Power Opportunities Fund III Delaware, L.P.
The general partner of Oaktree Power Opportunities Fund III Delaware, L.P. is Oaktree Fund GP, LLC.
OT POF IEA Preferred B Aggregator GP, LLC
The managing member of OT POF IEA Preferred B Aggregator GP, LLC is Oaktree Power Opportunities Fund III Delaware, L.P.
OT POF IEA Preferred B Aggregator, L.P.
The general partner of OT POF IEA Preferred B Aggregator, L.P. is OT POF IEA Preferred B Aggregator GP, LLC.
Infrastructure and Energy Alternatives, LLC
The controlling equityholder of Infrastructure and Energy Alternatives, LLC is Oaktree Power Opportunities Fund III Delaware, L.P.
OCM FIE, LLC
The managing member of OCM FIE, LLC is Oaktree Capital Management, L.P.
Oaktree Capital Management GP, LLC
The general partner of Oaktree Capital Management GP, LLC is Atlas OCM Holdings, LLC.

Oaktree Capital Group, LLC
The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Vice Chairman of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Principal of Oaktree Capital Management, L.P.

Justin Beber	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, Managing Partner, and Head of Corporate Strategy and Chief Legal Officer for Brookfield Asset Management Inc.

Bruce Flatt	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Brookfield Asset Management Inc.

D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Marna C. Whittington	Retired

Steven J. Gilbert	Founder and Chairman of the Board of Gilbert Global Equity Partners, L.P.

Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Chief Financial Officer of Oaktree Capital Management, L.P.

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Atlas OCM Holdings, LLC
The name and principal occupation of each of the directors and executive officers of Atlas OCM Holdings, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Vice Chairman of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Principal of Oaktree Capital Management, L.P.

Justin Beber	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, Managing Partner, and Head of Corporate Strategy and Chief Legal Officer for Brookfield Asset Management Inc.

Bruce Flatt	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Brookfield Asset Management Inc.

D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Marna C. Whittington	Retired

Steven J. Gilbert	Founder and Chairman of the Board of Gilbert Global Equity Partners, L.P.

Brookfield Asset Management Inc.
The name, principal occupation, address and citizenship of each of the directors and executive officers of Brookfield Asset Management Inc. are listed below.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan, Director	181 Bay Street, Suite 210, Toronto, Ontario M5J 2T3, Canada	Corporate Director	U.S.A. and Canada

Jeffrey M. Blidner, Vice Chair and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair of Brookfield	Canada

Angela F. Braly, Director	832 Alverna Drive, Indianapolis, Indiana 46260 U.S.A.	Corporate Director	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Marcel R. Coutu, Director	c/o Suite 1210 225 - 6th Ave. S.W., Calgary, Alberta T2P 1N2	Corporate Director	Canada

Murilo Ferreira, Director	Rua General Venãncio Flores, 50 Cob 01, Leblon Rio de Janeiro, RJ 22441-090	Former Chief Executive Officer of Vale SA	Brazil

J. Bruce Flatt, Director and Managing Partner and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Managing Partner and Chief Executive Officer of Brookfield	Canada

Maureen Kempston Darkes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7	Corporate Director	Canada

Brian W. Kingston, Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner, Chief Executive Officer Real Estate of Brookfield	Canada
Brian D. Lawson, Vice Chair and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair of Brookfield	Canada

Cyrus Madon, Managing Partner, Chief Executive Officer Private Equity	181 Bay Street, Suite300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Private Equity of Brookfield	Canada

Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group, Wholesale	Canada

Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain

Janice Fukakusa, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Lord Augustine Thomas O’Donnell, Director	Frontier Economics, 71 High Holborn, London U.K. WC1V 6DA	Chairman of Frontier Economics Limited	United Kingdom

Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer of Brookfield	Canada

Samuel J.B. Pollock, Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure of Brookfield	Canada

Seek Ngee Huat, Director	501 Orchard Road, #08 - 01 Wheelock Place, Singapore 238880	Chairman, Global Logistic Properties	Singapore

Sachin G. Shah, Managing Partner, Chief Executive Officer Renewable Power	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Renewable Power of Brookfield	Canada

Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada

Justin Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy and Chief Legal Officer of Brookfield	Canada

Howard S. Marks, Director	c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071	Co-Chairman, Oaktree Capital Management	U.S.A

Nicholas H. Goodman, Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Financial Officer of Brookfield	United Kingdom

Craig Noble, Managing Partner, Chief Executive Officer Alternative Investments	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Alternative Investments of Brookfield	Canada

Partners Limited
The name, principal occupation, address and citizenship of each of the directors and executive officers of Partners Limited are listed below.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jack L. Cockwell, Director and Chairman of the Board	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman of Brookfield Partners Foundation	Canada

Brian W. Kingston, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner, Chief Executive Real Estate of Brookfield	Canada

Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair of Brookfield	Canada

Cyrus Madon, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Private Equity of Brookfield	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Samuel J.B. Pollock, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure of Brookfield	Canada

Sachin G. Shah, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Renewable Power of Brookfield	Canada

Lisa Chu, Treasurer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President - Finance of Brookfield	Canada

Lorretta Corso, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator, Corporate Secretary of Brookfield	Canada

Tim Wang, Assistant Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Capital Markets and Treasury of Brookfield	Canada